Mayfair Gold Appoints Drew Anwyll, P.Eng., as CEO

Toronto, Ontario – May 4, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce the appointment of Drew Anwyll, P.Eng., formerly Chief Operating Officer of the Company, as Chief Executive Officer of the Company, effective immediately. Nick Campbell, current Chief Executive Officer, will be stepping down and departing the Company.

Darren McLean, Chair of the Board, states, “Mayfair is on the path to build and operate the Fenn-Gib Gold Project. By appointing Drew, an accomplished operator, as CEO, the Company is well positioned to execute on this plan. The Board would like to thank Nick for his leadership and contributions, including his work in elevating the Fenn-Gib story, progressing the NYSE American listing, and advancing us to this point. We wish him well in his future endeavours.”

“Mayfair is advancing with Fenn-Gib project designs and moving into the approvals phase with momentum and a team built to deliver,” said Drew Anwyll, P.Eng., incoming CEO. “I’m proud of the culture of excellence, ownership, and execution that exists within the organization. Our focus is to move Fenn-Gib toward production on an accelerated path, with discipline. I look forward to stepping into this role and am committed to further strengthening relationships with Indigenous partners, local communities, government agencies, and all stakeholders as we advance together.”

Nick Campbell, outgoing CEO, said, “My role at Mayfair was to help shape the strategy with the Board, begin telling the story, and bring the team together to execute on that vision. That foundation is now firmly in place. The team Drew has assembled stands out in any project development organization. The culture Drew has fostered in such a short time is remarkable, and I look forward to watching Mayfair continue to advance.”

Biography: Drew Anwyll, P.Eng., B.Eng., M.Eng.

Chief Executive Officer, Mayfair Gold Corp.

Drew Anwyll is a seasoned mining executive and Professional Engineer with more than 30 years of experience in the development, construction, and operation of large-scale gold assets across Canada and internationally and has previously served as a Director for several publicly traded mining entities. Known as a “mine builder” with a proven track record of navigating complex regulatory landscapes, Mr. Anwyll’s appointment as CEO marks a strategic development for Mayfair Gold as it advances the Fenn-Gib Gold Project toward production.

His career is defined by his ability to bridge the gap between technical feasibility and operational reality, particularly within the Ontario mining jurisdiction. Most recently, Mr. Anwyll served as Mayfair’s Chief Operating Officer, where he spearheaded the 2026 Pre-Feasibility Study (the “PFS”) and the commencement of Front-End Engineering and Design (FEED) for the Fenn-Gib Project.

Expertise in Provincial Permitting and Regulatory Success

Mr. Anwyll’s most recent success at Generation Mining Limited (2020–2025) is directly applicable to Mayfair’s objective of getting into Ontario’s "One Project, One Process" (1P1P) permitting framework. As Chief Operating Officer at Generation Mining, he was the primary architect of the technical and environmental strategy for the Marathon Palladium-Copper Project.

Under his leadership, the Marathon Project successfully navigated a rigorous Joint Federal and Provincial Review Panel for its Environmental Assessment, receiving government approval in late 2022, and further advanced the Project through the permitting process. His strong working relationships with the Ontario Ministry of Energy and Mines and the Ministry of Environment, Conservation and Parks were instrumental in securing key construction permits. This experience with interdisciplinary, multi-agency requirements is a critical asset as Mayfair seeks to streamline its own approval timelines under Ontario’s 1P1P initiative, which emphasizes concurrent provincial reviews to accelerate projects.

A Legacy of Large-Scale Production: The Detour Lake Benchmark

Prior to his tenure at Generation Mining, Mr. Anwyll spent nearly a decade at Detour Gold Corporation (2011–2018), where he held senior executive roles including Senior Vice President of Technical Services and Interim COO. He was a cornerstone of the leadership team that transformed the Detour Lake Project from a massive resource on paper into one of Canada’s largest and most efficient gold mines.

His accomplishments at Detour Lake are particularly relevant to the Fenn-Gib Project’s open-pit profile:

•Construction through ramp-up: He contributed through construction and oversaw the initial start-up and operational scale-up of the Detour Lake mine, managing throughput that exceeded 65,000 tonnes per day at the processing plant and more than 200,000 tonnes per day in the mining operation.

•Strategic optimization: He led long-term technical planning and resource delineation that established the mine as a “tier-one” global asset, which eventually led to its successful C$4.9 billion acquisition and integration into Agnico Eagle’s portfolio.

•Operational excellence: His focus on high-capacity open-pit mining and operational efficiency at Detour Lake provides Mayfair with the executive oversight needed to de-risk the Fenn-Gib construction phase.

Vision for Mayfair Gold

As CEO, Mr. Anwyll is focused on executing a disciplined transition from exploration to production. His strategy integrates technical design elements with a modern permitting framework, ensuring that Mayfair advances the Fenn-Gib Gold Project efficiently within the Timmins mining camp. His technical rigor, combined with a decade of specific experience in Northern Ontario’s permitting, Indigenous engagement, and labour markets, positions Mayfair Gold to deliver on its promise of becoming Ontario’s next significant gold producer.

Mr. Anwyll holds a Bachelor’s and a Master’s degree in Mining Engineering from McGill University. He is a registered Professional Engineer in Ontario.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The 2026 Pre-Feasibility Study (the “PFS”) outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, building and operating the Fenn-Gib Project, the

Company’s promise of becoming Ontario’s next significant gold producer and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng., CEO

Mayfair Gold Corp.
489 McDougall St.

Matheson, ON P0K 1N0, Canada
+1 (855) 350-5600
info@mayfairgold.ca